

Kevin Maloney · 3rd

President at Bay Area Ranchers' Cooperative, Inc.

Tomales, California · 108 connections · **Contact info**

Bay Area Ranchers' Cooperative, Inc.

 **Santa Rosa Junior C**

Experience

President

Bay Area Ranchers' Cooperative, Inc. · Part-time
Jul 2020 – Present · 4 mos
Petaluma, California, United States

A California Ag Cooperative

Owner

Fallon Hills Ranch · Full-time
Dec 2015 – Present · 4 yrs 11 mos
Tomales, California, United States

Partner

Fallon Hills
Jun 2010 – Dec 2015 · 5 yrs 7 mos

Sales

Arolo Company
Sep 2007 – Sep 2009 · 2 yrs 1 mo



Western Regional Sales
H.J. Baker & Bro., Inc
Mar 2000 – Jun 2007 · 7 yrs 4 mos

Education



Santa Rosa Junior College
Animal Sciences
1994 – 1996



Cal Poly San Luis Obispo
Dairy Science
1993 – 1994

Skills & Endorsements

Outside Sales

Cooperative

Hands-on Technical

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Interests



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